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                             January 10, 2024

       Xin Jin
       President and Chief Financial Officer
       Arem Pacific Corporation
       271 Blackburn Road
       Mount Waverly
       Victoria, Australia 3149

                                                        Re: Arem Pacific
Corporation
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            File No. 333-207099

       Dear Xin Jin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       For 10-K for Fiscal Year Ended June 30, 2023

       Report of Independent Registered Public Accounting Firm, page 22

   1. Please amend your filing to include an audit opinion on the financial statements presented as of and for the year
ended June 30, 2022. Refer to PCAOB AS 3101 and Rules 2-
                                                        02(a)(4) and 8-02 of
Regulation S-X. Also, the audit report needs to state the city within the country from which
the report was issued pursuant to PCAOB AS 3101.10c.
 Xin Jin
FirstName  LastNameXin
Arem Pacific CorporationJin
Comapany
January 10,NameArem
            2024      Pacific Corporation
January
Page 2 10, 2024 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services